SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                       Dr Pepper/Seven-Up Companies, Inc.
              ------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    256131  30  1
                        --------------------------------
                                 (CUSIP Number)

                               Henry A. Udow, Esq.
                              Cadbury Beverages Inc
                                6 High Ridge Park
                                  P.O. Box 3800
                        Stamford, Connecticut 06905-0800
                           Telephone:  (203) 329-0911
              ------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

Michael A.C. Clark, Esq.                     Alfred J. Ross, Jr., Esq.
Cadbury Schweppes plc                        Shearman & Sterling
25 Berkeley Square                           599 Lexington Avenue
London W1X 6HT                               New York, NY 10022
England                                      Telephone:  (212) 848-4000
Telephone:  011-4471-830-5006
                                January 23, 1995
              ------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is being paid with this statement [   ].


                               Page 1 of 10 Pages
                       An Exhibit Index appears on page 7

 CUSIP NO. 256131 30  1

- --------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person
     CADBURY BEVERAGES INC


- --------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     / /   (a)
     / /   (b)

- --------------------------------------------------------------------------------
 3   SEC Use Only
- --------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
          BK, AF, WC

- --------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
                                                               [ ]

- --------------------------------------------------------------------------------
 6   Citizenship or Place of Organization
           DELAWARE
- --------------------------------------------------------------------------------
                  7  Sole Voting Power
    Number of
     Shares       --------------------------------------------------------------
                  8  Shared Voting Power
  Beneficially            15,620,746
    Owned by      --------------------------------------------------------------
      Each        9  Sole Dispositive Power
    Reporting
     Person       --------------------------------------------------------------
      with       10  Shared Dispositive Power
                          15,620,746

- --------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
          15,620,746

- --------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                       [ ]
- --------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
         25.3%

- --------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
          CO


                                Page 2 of 10 Pages

 CUSIP NO. 256131 30 1


- --------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person
     CADBURY SCHWEPPES PUBLIC LIMITED COMPANY


- --------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     / /   (a)
     / /   (b)

- --------------------------------------------------------------------------------
 3   SEC Use Only

- --------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
          BK, AF, WC

- --------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]

- --------------------------------------------------------------------------------
 6   Citizenship or Place of Organization
           ENGLAND
- --------------------------------------------------------------------------------
                  7  Sole Voting Power
    Number of     --------------------------------------------------------------
     Shares       8  Shared Voting Power
  Beneficially            15,620,746
    Owned by      --------------------------------------------------------------
      Each        9  Sole Dispositive Power
    Reporting
     Person       --------------------------------------------------------------
      with        10  Shared Dispositive Power
                          15,620,746
- --------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          15,620,746

- --------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                       [ ]
- --------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
          25.3%

- --------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
          CO
- --------------------------------------------------------------------------------

                                Page 3 of 10 Pages

          This Amendment No. 5 amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on August 30, 1993 by Cadbury Beverages Inc, a Delaware corporation ("Cadbury Inc"), and Cadbury Schweppes plc, a corporation organized under the laws of England and the owner of all of the issued and outstanding shares of capital stock of Cadbury Inc ("Cadbury plc"), and thereafter amended by Amendments No. 1 through 4 (as so amended, the "Schedule 13D"). This Amendment No. 5 is filed with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Dr Pepper/Seven-Up Companies, Inc., a Delaware corporation (the "Issuer"). Item 4 and Item 7 of the Schedule 13D are hereby amended as set forth below. Unless otherwise defined herein all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction
         ----------------------

          Item 4 of the Schedule 13D is hereby amended by the addition of the following to the end thereof:

          On January 23, 1995, Cadbury plc announced that representatives of Cadbury plc and the Issuer are involved in detailed discussions about a proposed business combination under which the stockholders of the Issuer would receive a cash consideration. There can be no assurances that any such discussions will result in the parties entering into a definitive agreement regarding any such business combination. A press release relating to the events described above is attached hereto as Exhibit 22 and is incorporated herein by reference in its entirety.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------
            Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit to the end thereof:

            99.22. Press release issued by Cadbury plc on January 23, 1995.


                                Page 4 of 10 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 1995                        CADBURY BEVERAGES INC


                                        By  /s/ Henry A. Udow
                                        ----------------------------------------
                                            Name:  Henry A. Udow
                                            Title:  Vice President













































                                Page 5 of 10 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 1995                       CADBURY SCHWEPPES
                                       PUBLIC LIMITED COMPANY


                                       By  /s/ Michael A.C. Clark
                                       -----------------------------------------

                                           Name:  Michael A.C. Clark
                                           Title:  Group Secretary and
                                                   Chief Legal Officer









































                                Page 6 of 10 Pages

                                 Exhibit Index
                                 -------------

    Exhibit
     Number                         Description                                            Page
     ------                         -----------                                            ----
       1.  $20 million Revolving Credit facility, dated October 26, 1992, between            *
           Cadbury Inc and Toronto Dominion

       2.  Letter Agreement, dated September 14, 1993, from Toronto Dominion to Cadbury      *
           Inc amending Item 1

       3.  5-day $200 million Credit Facility Agreement, dated August 19, 1993, between
           Cadbury Beverages Inc ("Cadbury Inc") and a Section 3(a)(6) bank with Cadbury     *
           Schweppes plc ("Cadbury plc") as guarantor

       4.  Guarantee of facility in Item 3, dated August 19, 1993, given by Cadbury plc      *
           to a section 3(a)(6) bank

       5.  [British Pound]300 million Multiple Option Facility Agreement ("MOF"), dated      *
           September 7, 1987, among Cadbury Finance Limited ("Cadbury Finance"), Cadbury plc, S.G. Warburg & Co. Ltd. ("S.G. Warburg"), et al.

       6.  Letter, dated August 25, 1993, from Cadbury Finance to S.G. Warburg confirming    *
           [British Pound]50 million drawing under MOF

       7.  Confirmation of Item 6, dated August 24, 1993, from S.G. Warburg to Cadbury       *
           Finance

       8.  Letter, dated August 23, 1993, from National Westminster Bank plc detailing       *
           foreign exchange swap deals to convert [British Pound]50 million to $75 million

       9.  Short Term Facility Agreement, dated June 24, 1993, between Toronto Dominion      *
           and Cadbury Finance for $20 million

       10. Letter, dated August 24, 1993, providing for an increase of the Toronto           *
           Dominion facility in item 9 to $50 million

       11. Confirmation letters, dated August 23, August 24, and September 2, 1993,          *
           respectively, between Cadbury Finance and Toronto Dominion, for $50 million drawing under item 9

       12. Confirmation letters, dated August 23 and August 24, regarding $25 million        *
           loan to Cadbury Finance from The Sumitomo Bank, Limited

       13. Letters, dated August 23, 1993, confirming issue of $20 million Euro              *
           commercial paper to National Westminster Bank plc (Dealer) via Chase
           Manhattan Bank, N.A. (Issuing and Paying Agent)

       ------------------
       * Previously Filed.

                                Page 7 of 10 Pages

    Exhibit
     Number                         Description                                            Page
     ------                         -----------                                            ----
       14. Confirmation letter, dated August 26, 1993, for $20 million loan                  *
           from Cadbury plc to Cadbury Finance

       15. Letters, dated August 23, 1993, confirming issue of $30 million Euro              *
           commercial paper to Swiss Bank Corporation (Dealer) via Chase
           Manhattan Bank, N.A. (Issuing and Paying Agent)

       16. Confirmation letter, dated August 26, 1993, for $30 million loan                  *
           from Cadbury plc to Cadbury Finance

       17. Confirmation letter, dated September 1, 1993, for $200 million loan               *
           from Cadbury Finance to Cadbury Inc

       18. Euro Commercial Paper Dealership Agreement, dated September 27, 1990,              *
           between Cadbury plc and Natwest Capital Markets Limited

       19. Supplemental Agreement to Euro Commercial Paper Dealer Agreement,                 *
           dated September 27, 1990, between Cadbury plc and Swiss Bank Corporation

       20. Euro Commercial Paper Agency Agreement, dated August 26, 1986, between            *
           Cadbury plc and the Chase Manhattan Bank, N.A.

       21. Stock Purchase Agreement, dated August 19, 1993, between Cadbury Inc and          *
           Prudential

       22. Press release issued by Cadbury plc on January 23, 1995.                          9

       ------------------
       * Previously Filed.


                                Page 8 of 10 Pages